

SECURI[barcode]SION

07002973

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48082

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-06 AND ENDING 12-31-06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FMN Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26041 Acero
(No. and Street)

Mission Viejo, Ca. 92691
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Schofield (949) 455-0300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Balser, Horowitz, Frank & Wakeling
(Name – *if individual, state last, first, middle name*)

1551 N. Tustin Ave, Suite 1010 Santa Ana, Ca 92705
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/22

OATH OR AFFIRMATION

I, Matthew S. Merwin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FMN Capital Corporation, as of 12-31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



DAVID W. SCHOFIELD
Commission # 1605111
Notary Public - California
Orange County
My Comm. Expires Sep 29, 2009

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FMN CAPITAL CORPORATION

INDEPENDENT AUDITORS' REPORT

December 31, 2006

FMN CAPITAL CORPORATION

December 31, 2006

TABLE OF CONTENTS

BALSER, HOROWITZ, FRANK & WAKELING
AN ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
FMN Capital Corporation
Mission Viejo, California

We have audited the accompanying statement of financial condition of FMN Capital Corporation as of December 31, 2006, and the related statements of income and retained earnings, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FMN Capital Corporation as of December 31, 2006, and the results of its operations and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Balser, Horowitz, Frank & Wakeling

BALSER, HOROWITZ, FRANK & WAKELING

Santa Ana, California
February 3, 2007

1551 N. TUSTIN AVENUE., SUITE 1010, SANTA ANA, CA 92705
TELEPHONE (714) 543-1035 • FAX (714) 543-1567

FMN CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

Cash and cash equivalents	$	173,652
Cash and cash equivalents - restricted		50,000
Accounts receivable		10,284
Investments in marketable equity securities		111,700
Prepaid expenses		20,800
Property and equipment, net		24,075
Total assets	$	390,511

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable	$	5,349
Commissions payable		2,674
Income taxes payable		2,924
Total liabilities		10,947
Stockholder's Equity		
Common stock, no par value, 1,000,000 shares authorized, 93,600 shares issued and outstanding		18,158
Retained earnings		336,782
Accumulated other comprehensive net change		24,624
Total stockholder's equity		379,564
Total liabilities and stockholder's equity	$	390,511

See accompanying notes and independent auditors' report

FMN CAPITAL CORPORATION

STATEMENT OF INCOME AND RETAINED EARNINGS
For the Year Ended December 31, 2006

Revenue	
Concessions	$ 1,886,783
Other income	529
Investment income	20,301
Gain on disposition of securities	3,294
Total revenue	1,910,907
Operating Expenses	
Administrative	549,772
Commissions	618,015
Licenses, permits and fees	25,388
Outside services	149,682
Shared office equipment expense	146,157
Total operating expenses	1,489,014
Income before provision for income taxes	421,893
Provision for income taxes	6,438
Net income	415,455
Retained earnings, at beginning of year	338,527
Dividends	(417,200)
Retained earnings, at end of year	$ 336,782

See accompanying notes and independent auditors' report

FMN CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2006

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Gain (Loss)	Total
Balances at January 1, 2006	$ 18,158	$ 338,527	$ (1,276)	$ 355,409
Net income	-	415,455	-	415,455
Other comprehensive income				
Unrealized gain on securities	-	-	25,900	25,900
Cash dividends paid	-	(417,200)	-	(417,200)
Balances at December 31, 2006	$ 18,158	$ 336,782	$ 24,624	$ 379,564

See accompanying notes and independent auditors' report

FMN CAPITAL CORPORATION

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2006

Cash flows from operating activities	
Net income	$ 415,455
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	5,634
Donation of investment securities	22,800
Realized gain on disposition of investment securities	(3,294)
(Increase) decrease in:	
Accounts receivable	65,918
Prepaid expenses	(5,995)
Increase in:	
Accounts payable	5,349
Commissions payable	(9,576)
Cash provided by operating activities	496,291
Cash flows from investing activities	
Proceeds from sale of investments	5,231
Acquisition of marketable equity securities	(24,000)
Acquisition of equipment	(5,306)
Cash provided by investing activities	(24,075)
Cash flows from financing activities	
Cash dividends paid	(417,200)
Cash used in financing activities	(417,200)
Net change in cash	55,016
Cash and cash equivalents, at beginning of period	118,636
Cash and cash equivalents, at end of period	$ 173,652

There were no non-cash investing or financing activities for the year ended December 31, 2006.

See accompanying notes and independent auditors' report

FMN CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS
December 31, 2006

Note 1 – Summary of significant accounting policies

Nature of Business

FMN Capital Corporation (the Company), a California corporation, was incorporated on January 31, 1995 and adopted a fiscal year of December 31.

The Company is engaged in business as a broker-dealer of investment securities, primarily mutual funds, limited partnership interests, variable products, stocks, bonds and municipal bonds. The Company's client base consists mostly of customers within the Southern California area and, therefore, its operations are affected by the financial position of its major customers and economic conditions within that area.

Basis of recognition

Concession revenue and commission expense of the Company utilizing its clearing firm (see Note 5) are recognized based on the settlement date of the transaction. All other business is recognized on the trade date.

Capital requirement

Pursuant to Securities and Exchange Commission (SEC) Rule 15c3-1, the Company is required to maintain a minimum net capital of $5,000. However, by agreement with the National Association of Securities Dealers (NASD), the Company is required to maintain a minimum net capital of $50,000.

Cash and cash equivalents

For the purpose of the statement of cash flows, the Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2006.

Cash and cash equivalents - restricted

The Company is required to maintain an account with its clearinghouse in the amount of $50,000. The funds are not available for current operations.

FMN CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS
December 31, 2006

Note 1 – Summary of significant accounting policies (continued)

Concentrations of credit risk

The Company maintains most of its cash balances at one financial institution located in Orange County, California. Cash accounts at banks are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. From time to time, the Company maintains cash deposits in excess of federally insured limits. At December 31, 2006 the Company's uninsured cash balance totaled $38,695. Management does not believe that it is exposed to significant credit risk in connection with cash and cash equivalents.

Accounts Receivable

Substantially all of the accounts receivable are considered collectable. Accordingly, no allowance for doubtful accounts is required.

Investments

The Company classifies its marketable equity securities as available for sale. Securities classified as available for sale are carried in the financial statements at fair value. Realized gains and losses, determined using the specific identification method, are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

At December 31, 2006, the Company held investments in marketable equity securities with a fair value of $111,700 and a cost basis of $82,396. The excess of fair value over cost of $24,624 is reported as accumulated other comprehensive income in the statement of changes in stockholders' equity.

Property and equipment

Property and equipment is recorded at cost of acquisition, and fully depreciated assets are carried on the books until disposal. The Company uses the straight-line method in computing its annual depreciation expense, as computed over the estimated useful lives of the assets.

Property and equipment at December 31, 2006, consists primarily of computer equipment. Depreciation expense for the year ended December 31, 2006 was $5,634 and is recorded as administrative expenses in the statement of income and retained earnings.

FMN CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS
December 31, 2006

Note 1 – Summary of significant accounting policies (continued)

Income taxes

Generally, income taxes have not been provided for because the Company's stockholders elected under Section 1362(a) of the Internal Revenue Code and California State law to be taxed as an S corporation effective April 1, 2000. As such, the Company's income or loss and credits are passed through to the shareholders and reported on their individual income tax returns. Accordingly, no provision for federal income taxes or deferred income taxes has been included in the accompanying financial statements. However, there is a provision for income taxes, which represents a state minimum tax on corporations.

Financial statement estimates and assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Note 2 – Property and equipment

A summary of property and equipment follows:

Computer equipment	$ 14,488
Equipment	15,573
Furnishings	8,386
Total property and equipment	38,447
Accumulated depreciation	(14,372)
Net property and equipment	$ 24,075

Note 3 – Related party transactions

The Company is related through common ownership to Financial Management Network, Inc. (FMNI), a California Corporation, of which the sole stockholder of the Company is the 100% owner.

The Company has entered into an expense sharing agreement with FMNI. After consideration of all expenses borne by both companies and since many services are provided to both firms by the same vendors, it has been determined that FMNI will pay the expenses when invoiced. FMNI will then invoice FMNCC for its portion of the shared expenses when they are incurred. Shared expenses include use of facilities, personnel, utilities, and supplies, and are based on an agreed upon percentage for each applicable expense. During the year ended December 31, 2006, the Company paid $146,157 under the agreement.

Note 4 – Supplemental disclosures of cash flow information

Cash paid for:	
State franchise taxes	$ 6,438

Note 5 – Contingency

The Company is contractually obligated to maintain its agreement with its clearing firm for three years, beginning in June 2005. If the Company terminates the agreement before the end of the term it must pay the clearing firm a termination fee, which at December 31, 2006 was $8,050. Pursuant to Section XIII of the Clearing Agreement, in the event that the Company terminates the Clearing Agreement for any reason during the initial term of the Agreement, the Company agrees to pay the clearing firm a lump sum fee representing the monthly clearing and execution charges due for the remaining length of the Agreement. Such fee will be determined by calculating the average monthly clearing and execution charge for the previous quarter, and shall be due prior to the deconversion of Accounts or within 90 days from notice of termination. Management does not intend to terminate the agreement and, therefore, no liability has been recognized in the financial statements.

FMN CAPITAL CORPORATION

SUPPLEMENTAL REPORT

December 31, 2006

BALSER, HOROWITZ, FRANK & WAKELING
AN ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
FMN Capital Corporation

We have audited the financial statements of FMN Capital Corporation as of and for the year ended December 31, 2006, and have issued our report thereon dated February 3, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages two through four is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Balser, Horowitz, Frank & Wakeling

BALSER, HOROWITZ, FRANK AND WAKELING
Santa Ana, California
February 3, 2007

1551 N. Tustin Avenue., Suite 1010, Santa Ana, CA 92705
Telephone (714) 543-1035 • Fax (714) 543-1567
Members: American Institute of Certified Public Accountants and California Society of Certified Public Accountants

FMN CAPITAL CORPORATION
SUPPLEMENTAL INFORMATION
December 31, 2006

1. Computation of net capital

Total assets	$390,511
Less: Total liabilities	10,947
Total ownership equity from Statement of Financial Condition	379,564
Deduct:	
Non-allowable assets	70,934
Net capital	$308,630

The Company's required net capital, in accordance with Rule 15c3-1(a)(2) and by agreement with the NASD, is $50,000.

2. No material differences were noted between the Company's unaudited filing of Part IIA of the Focus Report and the computation of net capital noted above.

3. The Company is exempt from the provisions of the Reserve Requirement for Brokers and Dealers under Rule 15c3-3 in accordance with Section (k)(2)(ii) of such rule.

4. The Company, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4. Therefore, the Company is exempt from the provisions of the Possession and Control Requirements for Brokers and Dealers under Rule 15c3-3 in accordance with Section (k)(2)(ii) of such rule.

5. The Company had no subordinated liabilities at any time during the year.

BALSER, HOROWITZ, FRANK & WAKELING
AN ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
FMN Capital Corporation

In planning and performing our audit of the financial statements and supplemental information of FMN Capital Corporation (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

1551 N. TUSTIN AVENUE., SUITE 1010, SANTA ANA, CA 92705
TELEPHONE (714) 543-1035 • FAX (714) 543-1567

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Balser, Horowitz, Frank & Wakeling

BALSER, HOROWITZ, FRANK AND WAKELING
Santa Ana, California
February 3, 2007

END